UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 18)

Och-Ziff Capital Management Group LLC
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

67551U105
(CUSIP Number)

Daniel S. Och
c/o Willoughby Capital Holdings, LLC
10 Bank Street
Suite 1120
White Plains, NY 10606
(914) 787-7858
(Name, address and telephone number of person authorized to receive notices and communications)

December 6, 2018 (December 5, 2018)
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

CUSIP No. 67551U105	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,461,336[1]
	8	SHARED VOTING POWER 81,795,246[2]
	9	SOLE DISPOSITIVE POWER 47,461,336[3]
	10	SHARED DISPOSITIVE POWER 254,835,213[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,296,549[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%[6]
14	TYPE OF REPORTING PERSON IN

1.
Represents 1,957,071 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and 45,504,265 Class A Shares of the Issuer that the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities (the “Group A Units”) of certain Issuer affiliated partnerships (the “Och-Ziff Operating Group”). Does not include the right of the Reporting Person, pursuant to the Class B Shareholders Agreement described in response to Item 6 of the Initial Schedule 13D (as defined below), to vote 127,299,511 Class B Shares of the Issuer that the Reporting Person directly owns (inclusive of the 45,504,265 Class B Shares held by the Reporting Person that would be automatically canceled upon the exchange of Group A Units for Class A Shares) and 173,039,967 Class B Shares of the Issuer that are subject to an irrevocable voting proxy given to the Reporting Person by the limited partners of the Och-Ziff Operating Group who are identified in Item 5 of the Statement. The Class B Shares of the Issuer are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares of the Issuer consist only of voting rights of the Issuer, do not represent any economic interest in the Issuer (or any of its affiliates) and are automatically canceled upon the issuance of Class A Shares of the Issuer upon the exchange of Group A Units of the Och-Ziff Operating Group as described herein.

2.
Represents 81,795,246 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of Group A Units of the Och-Ziff Operating Group, over which the Reporting Person may be deemed to have shared voting power.

3.	Represents the 47,461,336 Class A Shares of the Issuer referred to in Row 7 and as described in footnote 1.
4.
Represents (i) 173,039,967 Class A Shares of the Issuer which certain limited partners have the right to receive upon the exchange by such limited partners of equity securities of certain Issuer affiliated partnerships and (ii) 81,795,246  Class A Shares of the Issuer that certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships.

5.
Represents (i) 127,299,511 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, (ii) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, and (iii) 173,039,967 Class A Shares of the Issuer which certain limited partners of certain Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

6.	See Item 5(a) of this Schedule 13D.

CUSIP No. 67551U105	SCHEDULE 13D	Page 3 of 10

ITEM 1	SECURITY AND ISSUER

This Amendment No. 18 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer” or the “Company”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”) and amends and further supplements the Schedule 13D filed by the Reporting Person on November 29, 2007 (the “Initial Schedule 13D”), as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009, Amendment No. 5 to Schedule 13D filed on June 16, 2009, Amendment No. 6 to Schedule 13D filed on November 13, 2009, Amendment No. 7 to Schedule 13D filed on December 30, 2009, and Amendment No. 8 to Schedule 13D filed on March 18, 2010, Amendment No. 9 to Schedule 13D filed on May 25, 2010, Amendment No. 10 to Schedule 13D filed on December 13, 2011, Amendment No. 11 to Schedule 13D filed on May 24, 2012, Amendment No. 12 to Schedule 13D filed on November 19, 2012, Amendment No. 13 to Schedule 13D filed February 15, 2013, Amendment No. 14 to Schedule 13D filed on April 12, 2013, Amendment No. 15 to Schedule 13D filed on May 3, 2013, Amendment No. 16 to Schedule 13D filed on July 17, 2013, and Amendment No. 17 to Schedule 13D filed on March 3, 2017 (the Initial Schedule 13D as so amended, the “Statement”).
The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.
ITEM 2	IDENTITY AND BACKGROUND

Item 2 is hereby restated in its entirety as follows:

(a)	Name: Daniel S. Och (referred to herein as the “Reporting Person” and “Mr. Och”)

(b)	Business Address:
c/o Willoughby Capital Holdings, LLC
10 Bank Street, Suite 1120
White Plains, NY 10606

(c)	Occupation:

Chairman of the Board of the Issuer

The Reporting Person conducts such occupation at the principal offices of the Issuer, 9 West 57th Street, New York, NY 10019.

(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings:  During the last five years, except as described in the Current Report filed by the Issuer on September 29, 2016 (which is attached as Exhibit 99 hereto and incorporated by reference herein), the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States

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ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended to add the following:
On December 5, 2018, Mr. Och, the Company and certain of its subsidiaries entered into a letter agreement providing for the implementation of certain transactions as set forth in the term sheet attached thereto (the letter agreement, together with the term sheet attached thereto, the “Agreement”).  The Agreement provides for, among other things, the preparation and execution of further agreements (the “Implementing Agreements”) and other actions to implement the transactions contemplated by the Agreement. The Agreement is binding on the parties, except that the obligations of the parties to, and the effectiveness of the transactions contemplated by, the Agreement are subject to certain conditions, as described below under "Conditions to Effectiveness."
The following description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, which is filed as Exhibit 13 to this Statement and incorporated herein by reference.  The Agreement includes provisions intended to give effect to certain corporate governance arrangements described in the previously announced letter agreement, dated January 27, 2018 (including the term sheet attached thereto), that was entered into by Mr. Och, the Company, certain of the Company's subsidiaries and others (the “January Governance Term Sheet”), which is filed as Exhibit 12 to this Statement.  The terms of the January Governance Term Sheet remain in full force and effect, except as expressly modified by the terms of the Agreement.
Recapitalization of Equity Interests in the Operating Partnerships
The Agreement provides that Mr. Och and the other holders of Class A common units (“Class A Units”) in OZ Management LP, OZ Advisors LP and OZ Advisors II LP (each, an “Operating Partnership” and, collectively, the “Operating Partnerships”) will collectively reallocate 35% of their Class A Units to existing members of senior management and new hires. The reallocation will be effected by (i) recapitalizing such Class A Units into a separate class of units in each Operating Partnership (the “Class A-1 Units”) to be held by the holders of the Class A Units and (ii) creating and making grants to existing members of senior management of a newly created class of equity incentive units in the Operating Partnerships that are only entitled to future profits and gains (such interests, the “Class E Units”), which Class E Units will be granted on the effective date of the recapitalization and will vest over five years commencing on January 1, 2018, provided that (i) such Class A-1 Units will be canceled only at such time and to the extent as such Class E Units vest and achieve a book-up (it being understood that Class E Units will vest upon a liquidation or upon a change of control transaction) and (ii) upon vesting, holders of Class E Units will be entitled to vote the corresponding Class B shares of the Company (the “Class B Shares”). A Class E Unit in an Operating Partnership will entitle the holder to the same distributions of annual profits as a Class A Unit in such Operating Partnership following the Distribution Holiday but will only entitle the holder to participate in a sale, exchange or liquidation to the extent the Class E Unit (i) satisfies certain vesting conditions and (ii) such Operating Partnership has experienced sufficient cumulative net gains following the recapitalization to result in the capital account of such Class E Unit becoming economically equivalent to the capital account of a Class B common unit (a “Class B Unit”) in such Operating Partnership (a “book up”). Up to 10% of the Class E Units will not be granted on the effective date of the recapitalization, and instead will be available for future grants to new hires. With respect to any current holder of Class A Units who is also receiving Class E Units in the recapitalization, then, solely with respect to a number of Class E Units equal to the number of reallocated Class A Units of such holder, such Class E Units shall have a one-year vesting period (rather than the five-year vesting period applicable to Class E Units generally). Following the Liquid Fund Balance Redemption (as described below) and Mr. Och’s receipt of the Credit Fund Balance (as described below), and until such time as the relevant Class E Units become vested, the Class B Shares corresponding to the Class A-1 Units will be voted pro rata in accordance with the vote of the Class A shares of the Company (the “Class A Shares”) held by non-affiliates. The Class B Shares corresponding to the applicable Class A-1 Units will be canceled upon the vesting of the corresponding Class E Units and an equal number of new Class B Shares will be issued to the holders of such vested Class E Units. The Class A-1 Units will not be eligible to receive distributions at any time; provided, however, that upon certain exchange, change of control or liquidation events, Class A-1 Units that have not yet been canceled as described above will be eligible to participate based on their capital accounts at the time of the recapitalization.
Holders of Class D common units of the Operating Partnerships (“Class D Units”) will have a one-time election to convert such holders' Class D Units into Class E Units. Former executive managing directors will be able to elect to convert their Class D Units into vested Class E Units. Active executive managing directors will be able to convert their vested Class D Units into Class E Units, subject to a one-year vesting period. However, such units would vest if the active executive managing director is terminated without cause. Active executive managing directors will be able to convert their unvested Class D Units into Class E Units that would retain their existing vesting schedules. Unvested Class D Units that are scheduled to vest in less than 12 months at time of conversion will be subject to a one-year vesting period. Except as expressly provided above, the Class E Units received in respect of Class D Units will have no Class A-1 Units associated with them and will retain all rights of the applicable Class D Units, including, without limitation, rights to receive TRA payments (as defined below), participation in change of control and full voting rights.

CUSIP No. 67551U105	SCHEDULE 13D	Page 5 of 10
Following the termination of the Distribution Holiday, Class A Units and Class E Units (whether vested or unvested) will receive distributions even if such Class A Units and Class E Units, as applicable, are not booked-up.
Distribution Holiday
The Operating Partnerships will initiate a Distribution Holiday (as defined in the Agreement) on the Class A Units, Class D Units, Class E Units and Class P common units (“Class P Units”) of the Operating Partnerships and on the Class A restricted share units (“RSUs”) that will terminate on the earlier of (x) the achievement of $600 million of “Distribution Holiday Economic Income” (to be defined in the Implementing Agreements as described in the Agreement) and (y) April 1, 2026. During the Distribution Holiday: (i) Class P Unit prices will be adjusted to take into account performance and distributions during such period, (ii) RSUs will receive in-kind distributions in respect of dividends or distributions paid on the Company’s Class A Shares, in each of the foregoing clauses (i) and (ii) in an aggregate amount not to exceed $0.40 per Class P Unit or RSU, as applicable, cumulatively during the Distribution Holiday, and in accordance with their existing terms (provided that such $0.40 cap shall not apply to any RSUs held by employees (other than executive managing directors) or executive managing directors that are not receiving Class E Units) and (iii) income will be allocated for book and tax purposes to reflect the revised distribution entitlements of the Class A / B / D / E / P Units. For clarity, the Distribution Holiday does not apply to Class B Units or Class A Shares.
Cash Sweep Arrangements
The Company and its subsidiaries (collectively, the “Oz Group”) will institute a cash sweep arrangement during the Distribution Holiday under which, on a quarterly basis, 100% of all “economic income” (to be defined in the Implementing Agreements as described in the Agreement) (after accounting for normalized public dividends as determined by the Board (but subject to an annual minimum of 20% of distributable earnings per year, and an annual maximum of up to 30% of distributable earnings or, if the minimum would be $0.10 or less, then up to $0.10 per Class A Share per year) (the “Permitted Dividend”)) will be applied to repay the 2018 Credit Facility (as defined below) and then to redeem the New Preferred Securities (as defined below), in each case, together with accrued interest.  These cash sweep arrangements will not apply to the extent that it would result in the Oz Group having a minimum “free cash balance” (to be defined in the Implementing Agreements as described in the Agreement) of less than $200 million except in certain specified circumstances.  The “2018 Credit Facility” refers to the Credit and Guaranty Agreement dated as of April 10, 2018, among the Operating Partnerships, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, that was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 10, 2018.
In addition, (i) certain of the proceeds resulting from the realization of certain assets specified in the Agreement (the “Designated Accrued Unrecognized Incentive”), (ii) 85% of the after tax proceeds from any asset sales or other dispositions and (iii) no later than January 1, 2019, all free cash balance in excess of the minimum free cash balance, together with any gross cash resulting from the realization of any incentive income earned in respect of the Company funds that are currently being wound down, in each case, will be used to repay the 2018 Credit Facility and the New Preferred Securities in the order of priority described in the Agreement.
As long as the cash sweep is in effect, the Oz Group may only engage in certain Restricted Activities (as defined below) or any other activities related to the strategic expansion of the Oz Group using funds from the Discretionary Basket (as defined below), and may not use any other funds of the Oz Group to fund such activities, subject to certain exceptions.  The Oz Group may establish a cumulative discretionary one-time basket of up to $50 million in the aggregate which will not be subject to the Distribution Holiday or the cash sweep described above (the "Discretionary Basket") that, subject to certain exceptions, may only be used to fund new firm investments or new firm products or to fund share buybacks (including RSU cash settlements in excess of permitted amounts) in an aggregate amount not to exceed $25 million (the "Restricted Activities").  The Discretionary Basket may not be used to fund employee compensation payments.
Restructuring of Preferred Units
The existing Preferred Units issued by the Operating Partnerships (the “Existing Preferred”) will be restructured as described below.  In addition, the holders of the Existing Preferred will forfeit 7.5 million Class A Units which will be recapitalized into Class A-1 Units as described above and the Operating Partnerships will have the ability to grant a corresponding number of Class E Units as determined by the Chief Executive Officer and the Compensation Committee of the Board (the “Compensation Committee”)).  Such Class A-1 Units will be canceled upon the vesting and book-up of such Class E Units.  In connection with such restructuring, Mr. Och has also agreed to waive his right to reallocate (and, under certain circumstances, be reissued) the common units canceled pursuant to the previously announced Cancellation, Reallocation and Grant Agreement, dated March 28, 2018, that was filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q, dated May 3, 2018.
Debt Securities
$200 million of the Existing Preferred will be restructured into debt (the “Debt Securities”) that (i) will not accrue interest until February 2020; (ii) will be unsecured and will rank (x) junior to the 2018 Credit Facility and (y) senior to the New Preferred Securities (as defined below) and all other current or future indebtedness of the Oz Group; (iii) will have a maturity date of the earlier of (x) the five-year anniversary of the repayment of the New Preferred Securities and (y) April 1, 2026; and (iv) will otherwise have the same terms and conditions as the 2018 Credit Facility, subject to certain exceptions.
The Debt Securities will be subject to mandatory, straight-line annual amortization of 20% per annum commencing upon the earlier of (x) the one-year anniversary of the repayment of the New Preferred Securities and (y) March 31, 2022, provided that the aggregate annual amortization payments on the Debt Securities and the Incremental Debt Securities (as defined below) will not be required to exceed $40 million.

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Under the terms of the Debt Securities, for a period of nine months after the repayment of the New Preferred Securities, the Company will have the option to voluntarily repay up to $200 million of the initial Debt Securities at a 5% discount.
New Preferred Securities; Incremental Debt Securities
The remaining $200 million of the Existing Preferred will be restructured into new preferred equity securities in the Operating Partnerships (the “New Preferred Securities” and, together with the Debt Securities and Incremental Debt Securities, the “Preferred Securities”) which will have the terms and conditions described in the Agreement.
Other than following the occurrence of a Discount Termination Event (as defined in the Agreement), the Company will have the option to voluntarily repay the remaining $200 million of the New Preferred Securities at a 25% discount until April 1, 2021 and then at a 10% discount at any time between April 1, 2021 and March 31, 2022, and any mandatory payments as a result of the cash sweep described above will be entitled to the same discount.
To the extent that the New Preferred Securities are not repaid in full on or prior to March 31, 2022 then, at the option of the holder thereof, all or any portion of the principal amount of such New Preferred Securities (together with any accrued but unpaid interest thereon) will be automatically converted into Debt Securities on a dollar-for-dollar basis without any further action by the Oz Group or any other person (the “Incremental Debt Securities”), with such Incremental Debt Securities having the same terms as the initial $200 million of Debt Securities.
Certain Restrictions
So long as any New Preferred Securities are outstanding, without the consent of the holders' committee of the holders of New Preferred Securities (to be comprised of Mr. Och as the sole member) (the “Holders’ Committee”), the Oz Group will not create any new class of equity securities or issue any equity securities in any existing class that would be senior or pari passu to the New Preferred Securities (or amend the terms of an existing class of equity securities to become senior or pari passu to the New Preferred Securities).
In addition, the consent of the Holders’ Committee will be required (i) for so long as any New Preferred Securities or Incremental Debt Securities are outstanding, if the Oz Group proposes to waive or modify the terms of the Designated Accrued Unrecognized Incentive, including the timing of any realization thereof and (ii) for so long as any Preferred Securities are outstanding, to refinance or incur any new indebtedness (or incur liens or divert assets), other than indebtedness that is incurred and issued to contemporaneously pay in full all obligations under the Preferred Securities and subject to certain other exceptions.
While any Preferred Securities are outstanding, the Oz Group will maintain a minimum free cash balance of no more than $200 million.
Exchanges of Interests in the Operating Partnerships
Class A Units, Class D Units and Class E Units will be subject to achieving a book-up before they can be exchanged into Class A Shares of the Company.  The book-up of the Class A Units, Class D Units and Class E Units will occur automatically, upon a sale, exchange or liquidation at any time or from time to time after the end of the Distribution Holiday, in each case in accordance with the applicable waterfall and an objective book-up methodology to be mutually agreed in the Implementing Agreements.
As and when the book-ups occur, the applicable vested Class A Units will be freely exchangeable into Class A Shares and such Class A Shares will be freely tradeable, subject to certain exceptions as described below.
Prior to the expiration of the Distribution Holiday, an exchange committee (to be comprised of the Chief Executive Officer and the Chief Financial Officer of the Company), in consultation with the Board, will have the authority to permit exchanges of vested and booked-up Class A Units, Class D Units and Class E Units, which exchange windows will be made available to all holders of such vested and booked-up units on a pro rata basis.
Following the termination of the Distribution Holiday, any holder of Class A Units, Class D Units or Class E Units will be free to exchange his or her vested and booked-up units over a period of two years in three equal installments commencing upon the date of the termination of the Distribution Holiday and on each of the first and second anniversary thereof (and thereafter such units will be exchangeable), provided that the restrictions on exchange of any such classes will not be more or less favorable to the holders of such class relative to such other classes (other than Class B Units held by the Company), except to the extent resulting from book-up or vesting limitations.
Tax Receivable Agreement
Subject to the implementation of the corporate conversion of the Company described below, the First Amended and Restated Tax Receivable Agreement, dated as of January 12, 2009, by and among the Company, certain Company subsidiaries and the current and former limited partners of the Operating Partnerships (as amended, the “Tax Receivable Agreement”), will be amended to provide that no payments are due to Mr. Och and the other recipients of payments (collectively, the “TRA Recipients”) under the Tax Receivable Agreement (“TRA payments”) in respect of tax years 2017 and 2018, and the percentage of cash savings required to be paid with respect to the 2019 tax year and thereafter, as well as with respect to cash savings from subsequent exchanges, will be reduced to 75% (from the current 85%), subject to certain exceptions (the “TRA Amendment”).
To the extent Class E Units are exchanged in the future, Mr. Och and the other current holders of Class A-1 Units will be entitled to TRA payments with respect to the cash savings realized in respect of such exchanges as described in the Agreement. Holders of Class A Units and Class D Units will retain their entitlement to future TRA payments to the extent they exchange such units. Recipients of Class E Units resulting from the reallocation of Class A-1 Units will not be entitled to any TRA payments with respect to such Class E Units, rather such TRA payments will be paid to Mr. Och and the other holders of Class A-1 Units.

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Redemptions by Mr. Och
As of September 30, 2018, Mr. Och’s balances in the Company funds were approximately 3% of the Company’s assets under management. In connection with his transition from the Company, Mr. Och intends to redeem all of his liquid balances in the Company funds representing approximately 66% of his total balance as of September 30, 2018 (approximately half of which will be redeemed on December 31, 2018). These liquid balances will, subject to certain exceptions, be redeemed by the end of the first quarter of 2019.
Corporate Governance Matters
Class B Shareholders Agreement
The Class B Shareholder Committee will be disbanded and the Class B Shareholders Agreement, dated as of November 13, 2007, by and among the Company and the Class B shareholders will be terminated (the “Class B Committee Dissolution”) effective as of the date that is the 30th day following the Liquid Fund Balance Redemption (the “Transition Date”), subject to extension in certain cases whereby Mr. Och is not permitted to effect such redemptions.
Board Composition
No later than the next annual meeting of shareholders of the Company that is at least 30 days following the Transition Date, Mr. Och will resign as a director of the Board but he will have the right to designate a director (the “DSO Designated Director”) to serve in his place as a director of the Board for as long as he continues to own specified amounts of Preferred Securities or common equity units. Subject to the DSO Designated Director satisfying the New York Stock Exchange's (“NYSE”) director independence requirements, the DSO Designated Director will be entitled to serve as a member of the Compensation Committee until the earlier of (i) the repayment of the New Preferred Securities, (ii) April 1, 2022 and (iii) October 1, 2021 if 50% of the New Preferred Securities are repaid on or prior to such date.
If any director who is a designee of the Class B Shareholder Committee (other than Mr. Och or the DSO Designated Director) (a “Class B Director”) resigns or otherwise ceases to serve on the Board at or prior to the 2019 annual meeting of shareholders (including any adjournment or postponement thereof, the “2019 Meeting”), the replacement director will be an individual who qualifies as an independent director and will be appointed as a Class B Director by Mr. Och (in his capacity as the sole member of the Class B Shareholder Committee) with the approval of the Conflicts Committee, not to be unreasonably withheld.
If any other member of the Board resigns at or prior to the 2019 Meeting, the Conflicts Committee will nominate a successor, subject to approval by Mr. Och, not to be unreasonably withheld.
Transition of Mr. Och
Effective as of the Transition Date, (i) the Chief Executive Officer and Chief Financial Officer of the Company will be appointed as the sole members of the boards of Och-Ziff Holding Corporation and Och-Ziff Holding LLC; (ii) the Chief Executive Officer of the Company will replace Mr. Och as PMC Chairman (as defined in the limited partnership agreements of the Operating Partnerships) and as the Chairman of the Partner Management Committee; (iii) Mr. Och will resign as a member of all internal firm committees; and (iv) the then-current director(s) of the boards of the applicable Company funds (other than Mr. Och) and, if elected by the Company, the Chief Executive Officer and/or the Chief Financial Officer of the Company, will serve as directors of such Company fund boards.
Management Arrangements
As a condition to the recapitalization and the other transactions contemplated by the Agreement, certain members of senior management will be required to enter into binding arrangements with the Oz Group regarding commitments, compensation and restrictive covenants that are no less favorable than those described in the Agreement (such arrangements, the “Management Arrangements”).  Such matters include: (i) a 20% reduction of annual compensation to certain executive managing directors and (ii) entry by certain executive managing directors into 2 year non-compete agreements.  During the Distribution Holiday, the Management Arrangements may not be waived or modified without the approval of the Chief Executive Officer of the Company and the Compensation Committee.  Additionally, the Management Arrangements of the named executive officers (as defined in Regulation S-K) of the Oz Group (“NEOs”) may not be waived or modified in any material respect, and the Oz Group may not issue equity securities to such NEOs, without the approval of a supermajority of the Board (as described in the Agreement) supported by the advice of a third party compensation consultant.
Certain Additional Provisions
The Implementing Agreements will include certain additional provisions as described in the Agreement, including (i) affirmative and negative covenants on the same terms as contained in the 2018 Credit Facility; and (ii) prohibitions on the Oz Group, without the consent of the holders of a majority of Class A Units, (A) taking any action that is adverse to the holders of Class A Units in a manner disproportionate to the holders of the Class A Shares, (B) issuing any Class A Units, or (C) creating any new class of equity securities that would be senior or pari passu to the Class A Units (or amending the terms of an existing class of equity securities to become senior or pari passu to the Class A Units) during the period from the date of the Agreement until the achievement of the book-up following the end of the Distribution Holiday.
Other Provisions
Mutual Releases
The Oz Group, the Board and the Company's active executive managing directors will provide Mr. Och and the participating former executive managing directors with a full release, and Mr. Och and the participating former executive managing directors will provide the Oz Group, the Board and the Company's active executive managing directors with a full release, in each case in relation to the transactions contemplated by the Agreement.
Expenses
The Oz Group will reimburse Mr. Och for all out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the Agreement, including the fees and expenses of attorneys and a financial advisor to Mr. Och, up to $5 million.  In addition, the OZ Group will reimburse the holders of the Debt Securities, New Preferred Securities and the Class A Units with respect to any reasonable fees and expenses (including attorneys' fees) incurred by such holders in connection with protecting the interests or enforcing the rights of such securities.

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Indemnification
The Oz Group will provide full indemnification protection to Mr. Och and the participating former executive managing directors with respect to the transactions contemplated by the Agreement.
Name
The Oz Group will cease using the "Och" and "Ziff" names in any capacity no later than December 31, 2019.
Equity Plan
The parties to the Agreement will take such further action to provide for shareholder approval (at a special meeting of shareholders) of an amendment to the Company's 2013 Incentive Plan in accordance with applicable stock exchange rules, authorizing the issuance of all Class E Units as may be necessary to effect the transactions contemplated by the Agreement.
Conditions to Effectiveness

  The transactions contemplated by the Agreement are, unless otherwise mutually agreed by the Company and Mr. Och, in each case subject to and conditioned upon, among other things, (i) approval by the holders of a majority of the minority of the holders of Class A Units (which for the avoidance of doubt does not include Mr. Och or any holders of Class A Units that receive Class E Units); (ii) with respect to the TRA Amendment, approval by the requisite beneficiaries under the Tax Receivable Agreement; (iii) consent of the lenders under the 2018 Credit Facility; (iv) the absence of a material adverse effect on the Company from and after the date on which the transactions contemplated by the Agreement are announced; (v) the execution of definitive release agreements by the applicable releasing parties to give effect to the releases described above under “Mutual Releases” and the related sections of the Agreement; (vi) the receipt by the Company of a customary solvency opinion; (vii) the Oz Group and members of senior management entering into binding Management Arrangements regarding commitments, compensation and restrictive covenants that are no less favorable than those set forth in the Agreement; and (viii) entry into definitive documentation implementing the recapitalization and related transactions.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Section (a) of Item 5 of the Statement is hereby amended and restated to read as follows:
  (a) As of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own (i) 45,504,265 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, (ii) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, (iii) 81,795,246  Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships and (iv) 173,039,967 Class A Shares which certain limited partners have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Partnership Agreements described under “Partnership Agreements of Issuer Affiliated Partnerships” in Item 6 of this Statement. As of October 30, 2018, the Issuer had 191,620,504 Class A Shares outstanding. In the future, the Issuer may issue additional Class A Shares that may be deemed beneficially owned by the Reporting Person as follows: (i) an aggregate of 127,299,511 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, and (ii) 173,039,967 Class A Shares which certain limited partners of certain Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power. Assuming the future issuance of such Class A Shares, the Reporting Person may be deemed to beneficially own Class A Shares representing 61.4% of the number of outstanding Class A Shares as of October 30, 2018.
The first paragraph of Section (b) of Item 5 of the Statement is hereby amended and restated to read as follows:
  (b) For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed (i) to have sole voting and dispositive power over (x) 45,504,265 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, and (y) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, (ii) to have shared voting power over an aggregate of 81,795,246  Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, and (iii) to have shared dispositive power over the 173,039,967 Class A Shares which certain limited partners of certain Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships.

CUSIP No. 67551U105	SCHEDULE 13D	Page 9 of 10

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and restated to read as follows:

Exhibit 1
Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of November 13, 2007 (incorporated by reference to Exhibit 1 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 2
Exchange Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP and certain limited partners and holders of Class B Shares (incorporated by reference to Exhibit 2 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 3	Amended and Restated Limited Partnership Agreement of OZ Advisors LP, dated as of November 13, 2007 (incorporated by reference to Exhibit 3 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 4	Amended and Restated Limited Partnership Agreement of OZ Advisors II LP, dated as of November 13, 2007 (incorporated by reference to Exhibit 4 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 5	Amended and Restated Limited Partnership Agreement of OZ Management LP, dated as of November 13, 2007 (incorporated by reference to Exhibit 5 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 6
Registration Rights Agreement, dated as of November 19, 2007, among the Issuer, the Reporting Person and the other covered persons from time to time party thereto (incorporated by reference to Exhibit 6 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 7
Purchase Agreement, dated as of November 13, 2007, among Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP, the Reporting Person and certain limited partners (incorporated by reference to Exhibit 7 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 8
Lockup Agreement, dated as of November 6, among Goldman Sachs & Co., Lehman Brothers Inc. and the Reporting Person (incorporated by reference to Exhibit 8 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 9
Class B Shareholders Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person and the other individuals party thereto (incorporated by reference to Exhibit 9 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 10
Equalization, Transfer and Exchange Agreement, dated as of March 1, 2017, among the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10 of the Initial Schedule 13D filed March 3, 2017).

Exhibit 11
Relinquishment Agreement, dated as of March 1, 2017, among Och-Ziff Holding Corporation and Och-Ziff Holding LLC, the Reporting Person and the other parties thereto. (incorporated by reference to Exhibit 11 of the Initial Schedule 13D filed March 3, 2017)

Exhibit 12
Governance Letter Agreement, dated as of January 27, 2018, among Och-Ziff Capital Management Group LLC, the Reporting Person and the other parties thereto. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 30, 2018; File No.: 001-33805)

Exhibit 13
Letter Agreement, dated December 5, 2018, among Och-Ziff Management Group LLC, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Current Report and Form 8-K filed by the Company on December 6, 2018; File No.: 001-33805).

Exhibit 24	Power of Attorney of the Reporting Person (incorporated by reference to Exhibit 24.1 of the Reporting Person’s Form 4 filed March 3, 2017).

Exhibit 99
Current Report of the Issuer, dated September 29, 2016 regarding resolutions of investigations (incorporated by reference to the Current Report on Form 8-K filed by the Company on September 29, 2016; File No. 001-33805).

CUSIP No. 67551U105	SCHEDULE 13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 6, 2018

/s/ Daniel S. Och
Daniel S. Och